UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )

Orient-Express Hotels Ltd.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class Securities)
G67743107
(CUSIP Number)
D. E. Shaw & Co., L.P.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:

Andrew Dietderich, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

August 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G67743107	Page	2	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,273,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,273,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,273,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	G67743107	Page	3	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		945,344

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

945,344

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

945,344

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	G67743107	Page	4	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		945,378

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

945,378

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

945,378

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	G67743107	Page	5	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,218,678

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,218,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,218,678

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

CUSIP No.	G67743107	Page	6	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION David E. Shaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,218,678

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,218,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,218,678

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and the Issuer
This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”) on February 13, 2008 with the Securities Exchange Commission (the “SEC”) and amended by Amendment No. 1 to the Schedule 13D filed on May 27, 2008 and by Amendment No. 2 to the Schedule 13D filed on June 3, 2008 (as amended, the “Schedule 13D”), relating to the shares of Class A Common Stock, $0.01 par value per share (the “Common Shares”), of Orient-Express Hotels Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at 22 Victoria Street, P.O. Box HM 1179, Hamilton HMEX, Bermuda. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
Valence and Oculus made the purchases noted in Item 3 above for investment purposes. Valence and Oculus will review their investments in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Valence and Oculus may determine to:
•	acquire additional Common Shares through open market purchases or otherwise;

•	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise; or

•	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.
Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.
As part of Valence’s and Oculus’ ongoing review of their investments in the Common Shares, Valence and Oculus will from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders, and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.
Without limiting the generality of the foregoing, Valence has sent a letter to the Chairman of the Board of the Issuer, dated February 13, 2008 (the “Issuer Letter”), expressing certain concerns with respect to the Company’s corporate governance structure, including the rights of the Company’s Super Voting Class B shares and whether owners of the Company’s Class A shares will have the opportunity to hold a definitive and binding vote regarding a merger or sale of the Company should a proposal be made. Valence and Oculus believe that the lack of clarity on these points may (i) hinder interested parties from making such a proposal and (ii) create an unnecessary and significant valuation discount.
The Reporting Persons attached the Issuer Letter as Exhibit 4 to the Schedule 13D filed on February 13, 2008.
Based on the above-referenced Issuer Letter and other discussions or inquiries that Valence and Oculus may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, Valence and Oculus may determine to pursue various strategic alternatives in respect of their investments in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:
•	forming and conducting potential strategic developments and plans related to the Issuer;

•	seeking representation on the Board of Directors of the Issuer;

•	seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer, or otherwise;

•	restructuring and effecting other significant transactions with respect to the Issuer;

•	participating in a “going-private” transaction;

•	calling a special meeting of the Issuer’s shareholders;

•	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

•	providing financing for any of the foregoing.
Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Valence, Oculus, or any other Reporting Person.
As of June 2, 2008, Valence and Oculus entered into an agreement (the “Letter Agreement”) with CR Intrinsic Investments LLC (“CR Intrinsic Investments”) pursuant to which, among other representations, warranties and covenants, each of them agreed, on its own behalf and on behalf of certain affiliates, to: (1) share information with respect to their respective acquisitions of shares of Common Stock; (2) restrict certain acquisitions and dispositions of shares of Common Stock; (3) consult with each other prior to making any public statements relating to the Issuer; and (4) potentially share certain expenses incurred in connection with the transactions contemplated by the Letter Agreement, in each case during the term of the Letter Agreement.
The Reporting Persons attached the Letter Agreement as Exhibit 3 to Amendment No. 2 to the Schedule 13D filed on June 3, 2008.
The Reporting Persons and CR Intrinsic Investments may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) and the Reporting Persons are therefore including in Item 5 below information with respect to CR Intrinsic Investments which the Reporting Persons know or have reason to know.
On July 24, 2008, Valence, Oculus, and CR Intrinsic Investments sent a letter to the Issuer’s Board of Directors (the “July 24 Letter”) to re-assert the objections to the Issuer’s corporate governance structure that were raised by Valence and Oculus at the most recent annual general meeting of the Issuer. The July 24 Letter also stated that Valence, Oculus, and CR Intrinsic Investments believe that the Issuer’s oppressive and untenable voting structure has created a significant and material overhang on the price of the Common Shares. The Reporting Persons have attached the July 24 Letter to this Schedule 13D as Exhibit 3.
On August 1, 2008, Valence, Oculus, and CR Intrinsic Investments received a letter from Paul M. White, President and CEO of the Issuer (the “August 1 Letter”), responding to the July 24 Letter. The Reporting Persons have attached the August 1 Letter to this Schedule 13D as Exhibit 4.
On August 4, 2008, Valence, Oculus, and CR Intrinsic Investments sent a letter to the Issuer’s Board of Directors (the “August 4 Letter”) expressing the Reporting Persons’ intent to deliver a requisition to the Issuer calling for a special shareholders meeting to give the holders of the Common Shares the opportunity to express their views on whether the Issuer’s current governance structure should be revised. The Reporting Persons have attached the August 4 Letter to this Schedule 13D as Exhibit 5.
Item 5. Interest in Securities of the Issuer
The last three paragraphs of Item 5 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:
The Reporting Persons include the following information with respect to CR Intrinsic Investments, CR Intrinsic Investors LLC (“CR Intrinsic Investors”), and Steven A. Cohen (“Steven A. Cohen” and, together with CR Intrinsic Investors and CR Intrinsic Investments, collectively, the “CR Intrinsic Reporting Persons”); these disclosures are made on information and belief after making inquiry to the appropriate party:
          (a) As of the close of business on July 31, 2008, the CR Intrinsic Reporting Persons beneficially owned an aggregate of 2,760,000 shares of Common Stock, representing approximately 6.5% of the shares of Common Stock outstanding. The percentages used herein are based upon 42,459,500 shares of Common Stock reported to be outstanding as of April 30, 2008, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008. CR Intrinsic Investors and Steven A. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Steven A. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investments. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of

CR Intrinsic Investors and Steven A. Cohen may be deemed to own beneficially 2,760,000 shares of Common Stock (constituting approximately 6.5% of the shares of Common Stock outstanding). Each of CR Intrinsic Investors and Steven A. Cohen disclaim beneficial ownership of any of the securities covered by this Schedule 13D.
As of the close of business on July 31, 2008, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the CR Intrinsic Reporting Persons is 5,978,678 shares of Common Stock, representing approximately 14.1% of the shares of Common Stock outstanding.
Item 7. Material to be Filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 3	Letter to the Issuer’s Board of Directors from Valence, Oculus, and CR Intrinsic Investments, dated July 24, 2008.

Exhibit 4	Letter from Paul M. White, President and CEO of the Issuer, dated August 1, 2008.

Exhibit 5	Letter to the Issuer’s Board of Directors from Valence, Oculus, and CR Intrinsic Investments, dated August 4, 2008.

SIGNATURE
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Dated: August 4, 2008

D. E. SHAW VALENCE PORTFOLIOS, L.L.C. By: D. E. SHAW & CO., L.P., as Managing Member
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

D. E. SHAW OCULUS PORTFOLIOS, L.L.C. By: D. E. SHAW & CO., L.L.C., as Managing Member
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

D. E. SHAW & CO., L.L.C.
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

D. E. SHAW & CO., L.P.
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

DAVID E. SHAW
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Attorney-in-Fact for David E. Shaw